UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                     CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                     ---------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   G20045103
                                   ---------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                            Melissa J. Schwartz, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                               New York, NY 10022
                                 (212) 872-1000
                    ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 8, 2002
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13D

CUSIP No. G20045103                                           Page 2 of 10 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

                  ELEMENTAL LIMITED

2    Check the Appropriate Box if a Member of a Group (See  Instructions)

                                                a.  [ ]
                                                b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

                  Gibraltar

    Number of               7    Sole Voting Power
      Shares                           464,102
    Beneficially            8    Shared Voting Power
     Owned By                          0
      Each
    Reporting               9    Sole Dispositive Power
     Person                            464,102
      With
                            10   Shared Dispositive Power
                                       0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    464,102

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [  ]

13   Percent of Class Represented By Amount in Row (11)

                                    20.05%

14   Type of Reporting Person (See Instructions)

                                    CO

                                  SCHEDULE 13D

CUSIP No. G20045103                                           Page 3 of 10 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

             VLADIMIR A.  GOUSSINSKY

2    Check the Appropriate Box if a Member of a Group (See  Instructions)

                                                a. [ ]
                                                b. [x]

3    SEC Use Only

4    Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6    Citizenship or Place of Organization

                  Russia; Israel

    Number of               7    Sole Voting Power
      Shares                           464,102
    Beneficially            8    Shared Voting Power
     Owned By                          0
      Each
    Reporting               9    Sole Dispositive Power
     Person                            464,102
      With
                            10   Shared Dispositive Power
                                       0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    464,102

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [  ]

13   Percent of Class Represented By Amount in Row (11)

                                    20.05%

14   Type of Reporting Person (See Instructions)

                                    IN

                                                             Page 4 of 10 Pages

         This Amendment No. 4 on Schedule 13D relates to shares of Class A Common Stock, $.01 par value per share (the "Shares"), of Central European Media Enterprises Ltd. (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D, dated September 23, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 4 is being filed by the Reporting Persons to report, among other things, that, as a result of recent dispositions of Shares, the number of Shares of which the Reporting Persons may be deemed to be the beneficial owners has decreased by more than one percent of the total outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)      Elemental Limited ("EL") and


(ii)     Mr. Vladimir A. Goussinsky ("Mr. Goussinsky").

         This Statement relates to Shares held for the account of EL.

                              The Reporting Persons

         EL is a Gibraltar limited company with its principal address at 57/63 Line Wall Road, Gibraltar. The principal business of EL is to function as a holding company. Current information concerning the identity and background of the directors and officers of EL is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

         The sole shareholder of EL is Toro Investments Limited, a Gibraltar limited company ("Parent"). Parent's principal address is 57/63 Line Wall Road, Gibraltar, and its principal business is to function as a holding company. The registered shareholder of Parent is Line Nominees Limited ("Line"), which holds of record, as nominee for Mr. Goussinsky, all of the issued and outstanding ordinary shares of Parent, all of which are beneficially owned by Mr. Goussinsky. Line is a Gibraltar limited company with its principal address at 57/63 Line Wall Road, Gibraltar. The principal business of Line is to provide corporate management services. Current information concerning the identity and background of the directors and officers of Parent is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

         Mr. Goussinsky is a citizen of Russia and Israel. The principal business address of Mr. Goussinsky is c/o Elemental Limited, 57/63 Line Wall Road, Gibraltar, and his principal occupation is serving as Chairman of Media Most International. By virtue of a power granted by EL giving Mr. Goussinsky the right to make investment decisions in the Shares of the Issuer, Mr. Goussinsky may be deemed to be the beneficial owner of the Shares held for the account of EL. In addition, as a result of his indirect beneficial ownership of Parent, Mr. Goussinsky could be deemed to be the beneficial owner of the Shares held for the account of EL.

         The information set forth in Item 5(e) hereof is hereby incorporated by reference into this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this
Item 2 has been (a) convicted in a

                                                              Page 5 of 10 Pages

criminal  proceeding  (excluding traffic violations or similar  misdemeanors) or
(b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

         (a) Each of EL and Mr. Goussinsky may be deemed to be the beneficial owner of the 464,102 Shares held for the account of EL (approximately 20.05% of the total number of Shares outstanding).

         (b) Each of EL and Mr. Goussinsky may be deemed to have sole power to direct the voting and disposition of the 464,102 Shares held for the account of EL.

         (c) Except for the transactions set forth in Annex B hereto, which were effected in the open market, there have been no transactions effected with respect to the Shares since February 21, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) The shareholder of EL has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held for the account of EL in accordance with its ownership interest in EL.

         (e) Each of Media Most Limited, Media Most B.V., ZAO Media Most and Dr. Andrei V. Tsimailo have no beneficial interest in the Shares and have ceased to be Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions and may purchase securities for the purpose of closing out short positions in such securities.

         Except as set forth above or in Item 2 hereof, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                              Page 6 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  April 22, 2002                    ELEMENTAL LIMITED


                                         By: /s/ David Shortt
                                            ------------------------------------
                                            David Shortt
                                            Director

Date:  April 22, 2002                    VLADIMIR A. GOUSSINSKY


                                         By: /s/ Vladimir A. Goussinsky
                                            ------------------------------------

                                                              Page 7 of 10 Pages

                                     ANNEX A

                        DIRECTORS AND OFFICERS OF EACH OF
                 ELEMENTAL LIMITED AND TORO INVESTMENTS LIMITED


Name/Title/Citizenship      Principal Occupation            Business Address
----------------------      --------------------            ----------------

 David Shortt               Corporate Services              57/63 Line Wall Road
 Director                                                   Gibraltar
 (United Kingdom)

 Line Secretaries Limited   Corporate Management Services   57/63 Line Wall Road
 Secretary                                                  Gibraltar
 (Gibraltar)


         To the best of the Reporting Persons' knowledge:

                  (a)  None of the above persons hold any Shares.


                  (b)  None  of  the   above   persons   have   any   contracts,
arrangements, understandings or relationships with respect to the Shares.

                                                                                              Page 8 of 10 Pages


                                             ANNEX B

                               RECENT TRANSACTIONS IN THE SECURITIES OF
                                  CENTRAL EUROPEAN MEDIA HOLDINGS LTD.


                                         Date of           Nature of            Number of
        For the account of             Transaction        Transaction          Securities               Price
        ------------------             -----------        -----------          ----------               -----

       Elemental Limited                 2/28/02              SALE                2,000               $18.80
                                         3/5/02               SALE                1,500               $18.80
                                         3/20/02              SALE                3,000               $18.80
                                         3/20/02              SALE                3,000               $18.80
                                         3/21/02              SALE                1,000               $18.80
                                         3/22/02              SALE                8,600               $18.80
                                         3/22/02              SALE                8,000               $18.90
                                         3/26/02              SALE                1,200               $18.60
                                         3/26/02              SALE                1,000               $18.50
                                         3/26/02              SALE                1,000               $18.40
                                         3/26/02              SALE                1,000               $18.30
                                         3/26/02              SALE                  800               $18.10
                                         4/8/02               SALE                  500               $19.50
                                         4/8/02               SALE                  500               $19.50
                                         4/8/02               SALE                1,000               $19.50
                                         4/8/02               SALE                1,000               $19.50
                                         4/8/02               SALE                1,000               $19.50
                                         4/8/02               SALE                1,000               $19.55
                                         4/8/02               SALE                1,000               $19.60
                                         4/8/02               SALE                1,000               $19.65
                                         4/8/02               SALE                1,500               $19.55
                                         4/8/02               SALE                1,500               $19.60
                                         4/8/02               SALE                2,000               $19.65


                                                             Page 9 of 10 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------
B.   Joint Filing  Agreement,  dated as of April 22, 2002, by and
     between    Elemental    Limited   and   Mr.    Vladimir   A.
     Goussinsky...................................................           10

                                    EXHIBIT B

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of Central European Media Holdings Ltd., dated as of April 22, 2002, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:     April 22, 2002                   ELEMENTAL LIMITED


                                           By:/s/ David Shortt
                                              ----------------------------------
                                              David Shortt
                                              Director

Date:     April 22, 2002                   VLADIMIR A. GOUSSINSKY

                                              /s/ Vladimir A. Goussinsky
                                           -------------------------------------